Japanese-language Quarterly Securities Report for the period ended December 31, 2022, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2023, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Management’s analysis of financial position, results of operations and cash flows

3.	Material contracts

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Condensed quarterly consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors	Report

Certificate